Exhibit 99.2
eTelecare Global Solutions To Terminate It’s
American Depositary Share Program
SCOTTSDALE, Ariz. – March 30, 2009 – eTelecare Global Solutions (PSE: ETEL), a leading provider of complex business process outsourcing (BPO) solutions, announced today that it provided Deutsche Bank Trust Company Americas (the “Depositary”) notice of termination of the Deposit Agreement dated April 2, 2007, as amended (the “Deposit Agreement”). The termination of the Deposit Agreement will be effective on April 27, 2009. Following this date, eTelecare anticipates that the Depositary will promptly sell the common shares underlying any remaining outstanding American Depositary Shares (“ADSs”) and will distribute the net proceeds from the sale to the holders of outstanding ADSs in exchange for the cancellation of the ADSs. eTelecare is terminating the Deposit Agreement in connection with the recently completed tender offer for eTelecare’s ADSs and common shares by EGS Acquisition Corp. (the “Purchaser”), an affiliate of Providence Equity Partners and Ayala Corporation.
As previously disclosed in eTelecare’s public filings, the Board of Directors of eTelecare has approved a reverse stock split of its common shares and a merger between the Purchaser and eTelecare with eTelecare remaining as the surviving corporation. eTelecare is in the process of preparing and distributing materials regarding these matters to ADS holders and common shareholders, and urges ADS holders to consider these materials before deciding whether to convert ADSs into common shares prior to the termination of the Deposit Agreement.
About eTelecare Global Solutions
Founded in 1999, eTelecare Global Solutions is a leading provider of business process outsourcing (BPO) focusing on the complex, voice and non-voice based segment of customer-care services. It provides a range of services, including technical support, customer service, sales, customer retention, chat and email from both onshore and offshore locations. Services are provided from delivery centers in the Philippines, United States, Nicaragua, and South Africa. Additional information is available at www.etelecare.com.
Contact:
Anh Huynh
Director of Investor Relations
888-362-1073

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